UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2004
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

     Digimarc Corporation

Full Name of Registrant

Former Name if Applicable

     9405 SW Gemini Drive

Address of Principal Executive Office (Street and Number)

     Beaverton, OR 97008

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, during the third quarter of 2004, Digimarc Corporation (the “Company”) identified errors in its accounting for software development costs and project capitalization at the Company’s Digimarc ID Systems business unit.  The accounting errors were identified as a result of the Company’s review of its accounting processes and its review of internal controls over financial reporting in preparation for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and its implementing regulations.  During the course of its review, the Company determined that certain prior financial results required restatement.  The accounting errors to be corrected in the restatement include the following: (i) certain software development costs relating to internal-use software at the Company’s ID systems business were erroneously capitalized; (ii) errors in the implementation of a new accounting system in 2003 and early 2004 resulted in mistakes in various project costs, inventory and related accounts; (iii) certain international tax expenses were not recorded in a timely manner; and (iv) in two instances, revenue accruals were not recognized in a timely manner with respect to certain long-term production contracts because the estimated production volumes and actual production volumes were not reconciled.

The work related to the completion of the Company’s financial statements for the periods presented in the Form 10-K is taking longer than expected.  The financial information to be included in the Form 10-K will reflect the restatement of the Company’s financial results for the year ended December 31, 2003, including each of the quarterly periods therein, and the quarterly periods ended March 31, 2004 and June 30, 2004.  The Company is working diligently to complete its financial statements and will file its Form 10-K as soon as practicable.  However, the Company is not be able to file its Form 10-K by March 16, 2005, the prescribed due date.

PART IV— OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Bruce Davis	(503)	469-4800
(Name)	(Area Code)	(Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                            Yes [   ] No [X]

The Company has not yet filed its Form 10-Q for the quarterly period ended September 30, 2004.

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            Yes [X] No [   ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be significant changes in its results of operations for the 2004 fiscal year compared to its 2003 fiscal year.  The Company has presented below certain preliminary financial performance data for the periods indicated.  These estimates are unaudited preliminary numbers which are being provided subject to the Company’s analysis, and the continuing review and audit by the Company’s independent registered public accounting firm and the Company’s audit committee.  The final audited results may vary materially from these estimates.  All references to financial results for 2003 and the individual quarters within 2003 refer to the Company’s preliminary estimates of such results after giving effect to the Company’s restatement.

Preliminary Estimates of Full Year 2004 Results Compared to Restated Fiscal 2003 Results

The Company anticipates total revenue for the twelve months ended December 31, 2004 of approximately $93 million, compared with revenues of approximately $85.5 million for the year ended December 31, 2003.  The Company also anticipates a net loss of approximately $9 million, or approximately $(0.44) per basic and diluted share, for 2004, compared with anticipated results for 2003 that are approximately break even.

Preliminary Estimates of Fourth Quarter 2004 Results Compared to Restated Fourth Quarter 2003 Results

The Company anticipates revenue for the fourth quarter of approximately $22 million, 15% higher than revenues of approximately $19 million generated in the comparable period of 2003. The Company anticipates reporting a net loss of approximately $4.6 million, or approximately $(0.23) per basic and diluted share.  In the comparable prior year period, the Company anticipates reporting a net loss of approximately $600,000, or approximately $(0.03) per basic and diluted share.

Preliminary Estimates of Third Quarter 2004 Results Compared to Restated Third Quarter 2003 Results

The Company anticipates third quarter 2004 revenues of approximately $23.5 million, approximately 5% higher than revenues of approximately $22.3 million generated for the comparable period of 2003.  The Company anticipates reporting a net loss of approximately $2.5 million, or approximately $(0.12) per basic and diluted share, compared with net income of approximately $800,000, or approximately $0.04 per basic and diluted share for the third quarter of 2003.

Securities Safe Harbor

This Notification of Late Filing on Form 12b-25 contains certain “forward-looking statements” within the meaning Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.  These statements, including statements relating to the Company’s anticipated financial results for 2004, including the third and fourth quarters of 2004, anticipated restated financial results for 2003, and anticipated changes in results of operations for fiscal 2004 compared to fiscal 2003, are based on management’s current reasonable expectations and are subject to certain assumptions, risks, uncertainties and changes in circumstances.  Actual results may vary materially from those expressed or implied from the statements herein or from historical results, due to, among other things, the actual results of the review into accounting errors, the actual financial results of the Company for 2004, including the third and fourth quarters of 2004, and the actual restated financial results of the Company for prior periods, as well as other factors.   More detailed information about

these factors is set forth in filings by the Company with the Securities and Exchange Commission, including the most recent annual report on Form 10-K and the most recent quarterly report on Form 10-Q.  The Company is not obligated to (and expressly disclaims any obligation to) revise or update any forward-looking statements in order to reflect events or circumstances, whether they arise as a result of new information, future events, or otherwise.

                                   Digimarc Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2005	By:	/s/ Michael McConnell
Name: Michael McConnell
Title: Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.             This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.             One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.             A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.             Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.             Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).